Exhibit 12.1
GOVERNMENT PROPERTIES INCOME TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016	2015		2014
Earnings:
Add:
Income (loss) from continuing operations (including gain on sale of properties, if any) before income tax expense and equity in earnings (losses) of investees	$(3,115)	$(9,553)	$22,936	$(227,990)		$42,190
Distributions of earnings from equity investees	10,289	18,640	32,425	21,882		17,046
Fixed charges	22,832	65,917	45,164	37,008		28,048
Subtract:
Interest capitalized	(66)	(511)	(52)	—		—
Preferred distributions	(278)	(275)	—	—		—
Total earnings (loss)	$29,662	$74,218	$100,473	$(169,100)		$87,284

Fixed Charges:
Interest on indebtedness and net amortization of debt issuance costs and debt premiums and discounts	$22,488	$65,131	$45,112	$37,008		28,048
Interest capitalized	66	511	52	—		—
Preferred distributions	278	275	—	—		—
Total fixed charges	$22,832	$65,917	$45,164	$37,008		$28,048

Ratio of adjusted earnings (loss) to fixed charges	1.3x	1.1x	2.2x	(4.6x)	(1)	3.1x

(1) The deficiency for the year was approximately $206.1 million.